Exhibit 21
Subsidiaries of NaviSite, Inc.

Subsidiary	Jurisdiction of Incorporation
Avasta, Inc.	California
ClearBlue Technologies Management, Inc.	Delaware
Clearblue Technologies/Chicago-Wells, Inc.	Delaware
Clearblue Technologies/Las Vegas, Inc.	Delaware
Clearblue Technologies/Los Angeles, Inc.	Delaware
Clearblue Technologies/Oak Brook, Inc.	Delaware
Clearblue Technologies/Vienna, Inc.	Delaware
Clearblue Technologies/Dallas, Inc.	Delaware
Clearblue Technologies/New York, Inc.	Delaware
Clearblue Technologies/San Francisco, Inc.	Delaware
Conxion Corporation	California
Intrepid Acquisition Corp.	Delaware
Jupiter Hosting, Inc.	Delaware
Lexington Acquisition Corp.	Delaware
netASPx, LLC	Delaware
NaviSite India Private Limited	India
NaviSite Europe Limited	UK